Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion & Analysis
Quarterly Report
Third Quarter Ended April 30, 2010

Management’s Discussion and Analysis

This Management’s Discussion and Analysis should be read in conjunction with the attached April 30, 2010, unaudited interim consolidated balance sheet, consolidated statements of operations, comprehensive income and deficit, consolidated statement of cash flows and related notes to the unaudited interim consolidated financial statements. For additional information, readers should refer to SAND Technology Inc’s (SAND) Management’s Discussion and Analysis of SAND’s 2009 Annual Report.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1933, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Corporation on June 22, 2010. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Corporation's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise noted. SAND reports its unaudited consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP).

Management’s Discussion and Analysis

Corporate Profile

SAND Technology is an international provider of leading column-based database software for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

Quarterly Performance

The following table shows selected consolidated financial data of SAND for the eight most recently completed quarters. The information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Revenue	$966,654	$1,924,251	$2,485,464	$1,706,293	$2,371,632	$1,747,384	$1,223,928	$1,888,042
Quarter-over-quarter revenue growth (reduction)	(50%)	(23%)	46%	(28%)	36%	43%	(35%)	(1%)
Cost of sales and product support	$331,920	$340,533	$307,120	$319,612	$349,592	$405,632	$321,388	$336,960
Gross margin	66%	82%	88%	81%	85%	77%	74%	82%

Total Research and development, amortization of capital assets, and selling, general and administrative expenses and net interest income or expense	$1,809,963	$1,611,669	$1,747,054	$1,761,806	$1,721,343	$1,469,167	$1,892,392	$ 2,035,210
Profitability
Net earnings (loss)	($1,175,229)	($27,951)	$431,290	($375,127)	$300,697	($127,415)	($989,850)	($484,128)
Basic earnings (loss) per share	($0.07)	($0.00)	$0.03	($0.03)	$0.02	($0.01)	($0.07)	($0.03)
Quarter-over-quarter increase (decrease) in net earnings (loss)	4105%	(106%)	(215%)	(225%)	(336%)	(87%)	104%	(5835%)
Net margin	(122%)	(1%)	17%	(22%)	13%	(7%)	(81%)	(26%)
Weighted average number of shares outstanding	15,889,619	15,889,619	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189

Management’s Discussion and Analysis

Revenues

The following table provides a summary of revenue for the three-month periods ended April 30, 2010 and 2009,

Revenue - Total and Variation	Q3-10	Q3-09
Revenue
Revenue	$966,654	$2,371,632
Variation year-over-year increase (decrease) in
revenue	(59%)	24%

Compared to the third quarter of fiscal 2009, there was a decrease in our revenues for the third quarter of fiscal 2010. The decline in revenue is mostly due to poor software license sales on a global level. The poor sales are a reflection of the restructuring that started in the quarter. All North American and UK sales and marketing personnel were replaced, the marketing efforts are being refined and ramped up, and the sales process is being redefined.

The Corporation has two geographical segments. Both North American and European segments market SAND/DNA Product Suite. The following table provides a summary of revenue by geographical segments for the three-month periods ended April 30, 2010 and 2009,

	North America		Europe
Revenue - Segment and Variation	Q3-10	Q3-09	Q3-10	Q3-09
Revenue
Revenue	$383,169	$622,289	$583,485	$1,749,343
Variation year-over-year increase (decrease) in revenue	(38%)	7%	(67%)	32%

In North America, our third quarter sales of fiscal 2010 were 38% lower than in the third quarter of fiscal 2009. The decrease is due to the reduction in software and consulting sales; in Q3-09, the value of the software sales to our distributor was higher but in Q3-10 there was one software sale to a new customer, the overall consulting sales were lower and we lost one maintenance contract.

In Europe, our third quarter sales of fiscal 2010 were 67% lower than in the third quarter of fiscal 2009. The decrease is due to the lower sales of software licenses. In the same quarter last year, there were higher software sales to three existing customers compared to a software sale to one new customer in the current quarter.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods ended April 30, 2010 and 2009,

			As a % of	As a % of
	Q3-10	Q3-09	Q3-10	Q3-09
			revenue	revenue
Cost of sales and product support	331,920	349,592	34%	15%
Variation year-over-year increase (decrease) in
cost of sales and product support	(5%)	5%
Research and development, net	485,040	509,741	50%	21%
Variation year-over-year increase (decrease) in
research and development	(5%)	44%
Amortization of capital assets and other assets	13,014	15,136	1%	1%
Selling, general and administrative expenses	1,230,772	1,106,267	127%	47%
Variation year-over-year increase (decrease) in
selling, general and administrative expenses	11%	0%

     a) Cost of Sales and Product Support

Cost of sales and product support consists mainly of salaries and other personnel-related costs of providing support services and other costs related to the sale of third-party software, including certain license fees and royalties.

Compared to the third quarter of fiscal 2009, the cost of sales and product support decreased by 5% in the third quarter of fiscal 2010. The reduction in cost is due to the decrease in commissions related to product support services.

     b) Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Compared to the third quarter of fiscal 2009, the research and development expenses in the third quarter of fiscal 2010, decreased by 5% due to the higher quarterly accrual of R&D tax credits for the current quarter and the re-allocation of salary of the past President and CEO from research and development to selling, general and administration. When accounting for the above differences, there was an increase in R&D expenses due to the increase in salaries.

Management’s Discussion and Analysis

        c) Amortization of Capital Assets

Amortization of capital assets consists of the depreciation of computer equipment and leasehold improvements and contract costs over their estimated useful lives. Our amortization was $13,014 in the third quarter of fiscal 2010, compared to $15,136 in the third quarter of fiscal 2009.

       d) Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, selling and marketing expenses, professional service fees, insurance costs and the impact of foreign exchange gains and losses.

Our SG&A expenses were $1,230,772 in the third quarter of fiscal 2010, an increase of 11% from SG&A expenses of $1,106,267 in the third quarter of fiscal 2009. The increase is due to the overall increase in costs related to the change in management, specifically the hiring of a new Chief Operating Officer and the replacement of the entire North American and UK sales and marketing team, the compensation of the new President and CEO, the increase in allowance for doubtful accounts, and the re-allocation of compensation of the past President and CEO from research and development into SG&A.

Net Income

The following table provides a summary of the net loss for the three-month periods ended April 30, 2010 and 2009,

Net Income (Loss) - Total and Variation	Q3-10	Q3-09
Net income (loss)
Net income (loss)	($1,175,229)	$300,697
Variation year-over-year increase (decrease) in net loss	(491%)	3462%

Our net loss was $1,175,229 in the third quarter of fiscal 2010, compared to net income of $300,697 in the third quarter of fiscal 2009. The large net loss is mostly due to the overall decrease in sales. The decrease in sales is a reflection of the restructuring that started in the quarter. All North American and UK sales and marketing personnel were replaced, the marketing efforts are being refined and ramped up, and the sales process is being redefined.

Management’s Discussion and Analysis

The following table provides a summary of net loss by geographical segments for the three-month periods ended April 30, 2010 and 2009,

	North America		Europe
Net earnings (loss) - Segment and Variation	Q3-10	Q3-09	Q3-10	Q3-09
Profitability
Net earnings (loss)	($1,460,927)	($832,018)	$285,698	$1,132,715
Variation year-over-year increase (decrease) in net earnings (loss)	76%	240%	(75%)	348%

         a) North America

In North America, there was an increase in net loss by 76% in the third quarter of fiscal 2010, compared to the third quarter of fiscal 2009. The increase is mainly due to the decrease in sales to a distributor in the form of software licenses and overall lower consulting sales.

        b) Europe

In Europe, there was a decrease in net profit in the third quarter of fiscal 2010, compared to the third quarter of fiscal 2009. The drop in profitability is mainly due to the overall decrease in software licenses sales in Europe.

Liquidity and Capital Resources

Overall, the Corporation generated $296,204 to finance operating activities during the three-month period ended April 30, 2009; there was an increase in non-cash working capital of $1,423,177 which sustained the operating loss of $1,126,975. This result compares with the cash generated in the same quarter last year of $344,907, which came from the increase in non-cash working capital of $4,561 and operating profit of $340,346. The current increase in non-cash working capital is mainly due to the large decrease in accounts receivable and unbilled receivable, and decrease in accounts payable. We collected a large portion of the amounts that were outstanding and paid suppliers. Compared to the third quarter of 2009, the higher sales meant an increase in receivables and an increase in deferred revenue, therefore the change in non-cash working capital was smaller.

Accounts receivable were $641,051 as at April 30, 2010 compared to $1,384,199 as at July 31, 2009. The decrease in accounts receivable by 54% was mostly driven by the decrease in sales.

Unbilled receivable was nil as at April 30, 2010 compared to $109,414 as at July 31, 2009. The decrease represents the cash collection from the customer for which the unbilled receivable was set up.

Prepaid expenses were $131,519 as at April 30, 2010 compared to $97,689 as at July 31, 2009. The increase of 35% is mainly due to the building taxes on the Montreal office that were prepaid.

Management’s Discussion and Analysis

Accounts payable and accrued liabilities were $1,072,405 as at April 30, 2010 compared to $1,002,902 as at July 31, 2009. The increase of 7% is mainly due to the delay in payment of some invoices, and the accrual for the President and CEO’s compensation. His compensation agreement has not been formalized and is a non-cash compensation package.

During the nine-month period ended April 30, 2010, the major shareholder was paid $659,484 as a reduction of the demand loans payable to him. For the nine month period ended April 30, 2010, interest and royalties in the amount of $171,652 were accrued.

At April 30, there was a working capital ratio of 0.77 compared to a working capital ratio of 0.88 as at July 31, 2009. Working capital ratio has been calculated as current assets to current liabilities, excluding deferred revenue and deferred credits which are non-cash items. The deterioration in working capital ratio is mainly due to the significant reduction in billings because of the lower sales in the quarter and reduction in the loan payable to a shareholder.

Capital expenditures for the nine-month period ended April 30, 2010 were $23,781, compared to $17,294 for the same period last year. Most of the acquisitions were related to research and development.

Our cash as at April 30, 2010 was $745,783 compared to our cash as at the same quarter last year of $773,876. The slight decrease is mainly due to the larger amount of loan made by the shareholder in the third quarter of 2009. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. The cost structure is expected to increase as SAND ramps up its sales and marketing efforts to develop the market and escalate revenue. Given the current global financial crisis it will be difficult to raise large amounts of additional funds through private placements or the market except through an increase in loans from major shareholders or smaller private placements. Another impact of the current global financial situation is that customers are reducing their internal budgets to spend in order to conserve the cash and if they do, they will want longer payment terms.

Management’s Discussion and Analysis

The Corporation believes that its current cash may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Corporation may seek to sell additional equity or debt securities. Currently, the Corporation is confident that it can raise additional short-term capital through private placements or issuing debt.

However, if additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its common shares and the terms of this debt could restrict the Corporation’s operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Corporation’s existing shareholders. The Corporation cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Corporation is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

Commitments

The following table provides a summary of the contractual commitments for the next six years (there are no contractual commitments after 2015).

$
2010	402,360
2011	259,991
2012	75,045
2013	75,045
2014	75,045
2015	25,015
912,501

Transactions with Related Parties

Effective November 1, 2009, Arthur G. Ritchie, President and Chief Executive Officer retired. As a result of his retirement, his loan agreements (described below) have been ratified and consolidated (“Repayment Agreement”) such that the amounts owing to him will be repaid in equal instalments over 3 years. The loan will continue to bear interest at 15% per annum and will be paid on a semi-annual basis. As well, an amendment was made to the inter-creditor priority agreement, whereby the parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee pari passu to the sums owing by the Corporation to the principal shareholder. So for every $1 paid to the debenture holders, the Corporation shall remit $1 to the principal shareholder. As at April 30, 2010, an amount of $1,540,698 is outstanding.

Management’s Discussion and Analysis

Prior to November 1, 2009

There were three types of loans that were due to the principal shareholder who was also the President and the Chief Executive Officer until his retirement effective November 1st, 2009.

i.	Under the 2009 loan agreement, a maximum of $250,000 of funds was available. The loan bore interest at 15% and it was payable on the last business day of each calendar month.

ii.	Under the 2008 loan agreement, maximum of $400,000 of funds was available. The loan bore interest at 15% and it was payable on the last business day of each calendar month.

iii.

The 2007 loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts. The loan bore interest at 15% and it was payable on the last business day of each calendar month. As well, as part of his employment contract, he was entitled to a bonus based on the gross revenues resulting from the licensing, sale or other disposition of Nucleus software.

Outstanding Share Data

As at April 30, 2010 the increase in the outstanding shares from 14,318,819 as at July 31, 2009 to 15,889,619 is due to the shares issued as part of the private placement that took place in November 2009.

Critical Accounting Policies

The Corporation’s significant accounting policies are described in Note 3 to the July 31, 2009 audited consolidated financial statements.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2009, except for new accounting policies that have been adopted effective August 1, 2009.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Section, which are effective for the Corporation for interim periods beginning on or after August 1, 2009.

Management’s Discussion and Analysis

Financial instruments – disclosures (amendment)

In June 2009, the AcSB amended CICA Section 3862, “Financial Instruments – Disclosure” to include certain requirements related to financial instrument disclosure in response to amendments issued by the International Accounting Standards Board. The amendments are consistent with its strategy to adopt IFRS and to ensure the existing disclosure requirements for financial instruments are converged to IFRS to the extent possible. The new disclosure standards require disclosure of fair values based on a fair value hierarchy as well as enhanced discussion and quantitative disclosure related to liquidity risk. The amended disclosure requirements are effective for annual financial statements relating to fiscal years ending after September 30, 2009.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 13 Financial Risk Management Objectives and Policies, and Financial Risks.

Business Risks and Critical Accounting Estimates

These remain unchanged from the factors detailed in SAND’s 2009 Annual Report.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (AcSB) announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, with comparatives for the prior year. The Corporation will be required to report financial statements prepared in accordance with IFRS for the fiscal year ending July 31, 2012 with comparatives for fiscal year ending July 31, 2011. The Corporation continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Management’s Discussion and Analysis

Outlook

We are continuing our restructuring efforts in order to ready ourselves to sell into the larger database market. The problem at SAND is a sales and marketing one only, which we are addressing and fixing. We are committed to focusing our attention on growing sales through direct sales, partnerships with key systems integrators and application vendors and alliances with proven indirect channels. We are also committed to tightening our development and enhancement of our products around customer needs and responses to changing technology. We plan to continuously focus our efforts on managing our costs. However, we expect an increase in the selling, general and administrative costs as we continue to expand our sales force and territory coverage to drive future revenue growth. R&D expenses are going to be higher in next half of the fiscal year 2010 due to increases in salaries and headcount.

The current environment is challenging - customers have adopted a more cautious attitude to place orders due to the uncertainty related to the current global economic situation, which in turn may put pressure on pricing. While we are concerned about uncertainties in the macro-economic environment, we believe that SAND’s value, as the leading innovator in column-based database technology in a rapidly expanding CBDMS market, will remain intact over the long-term.

Controls and Procedures

No changes have been made to our internal controls over financial reporting during the quarter ended April 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.